April 27, 2023

Re:	Freedom Acquisition I Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed on April 10, 2023

File No. 333-269674

Beverly Singleton

Kevin Stertzel

Bradley Ecker

Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Beverly Singleton, Kevin Stertzel, Bradley Ecker, and Erin Purnell:

On behalf of Freedom Acquisition I Corp. (the “Company” or “FACT”), a company incorporated under the laws of Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 24, 2023 on the Company’s amendment No. 1 to registration statement on Form S-4 filed on April 10, 2023. Concurrently with the submission of this letter, the Company is filling its second amendment to the registration statement on Form S-4 (the “Registration Statement Amendment No. 2”) and certain exhibits via EDGAR to the Commission.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 2 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Registration Statement Amendment No. 2.

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Amendment No. 1 to Registration Statement on Form S-4 Filed April 10, 2023

Certain Defined Terms, page 3

1.

Please consider expanding your defined terms to also include the three redemption scenarios of Assuming Minimum Redemption, Assuming Maximum Redemption, and Assuming $70 million in Trust Account. For each scenario, provide a description as to its meaning and computation. Further, for the Assuming Minimum Redemption scenario, clarify this is after the actual redemption of 23,256,504 Class A Ordinary Shares at $10.21 per share for an aggregate redemption amount of approximately for $237,372,952 in March

Paul Hasting LLP | 2050 M Street, N.W. | Washington, DC 20036

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2023 in connection with approval of the Extension Amendment Proposal. In this regard, give consideration to expanding the title of Assuming Minimum Redemption throughout the filing to also include language, such as, after the Actual Redemption or after Extension Amendment Redemptions or similar. Also, for the Assuming $70 million in Trust Account, include a discussion as to how you will determine the $70 million, as we note disclosure on page 56, that this amount is after redemptions, but prior to other pro forma accounting adjustments. Please be more specific as to the other pro forma accounting adjustments that are excluded in arriving at the $70 million to be remaining in the Trust Account or instead, included within cash and cash equivalents on the pro forma balance sheet.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 3-4, 58-60, and 231-232 of the Registration Statement Amendment No. 2.

2.

See the reference for Extension Amendment Redemptions. Please expand to disclose the per share redemption price, the aggregate redemption amount, and the actual date the redemption occurred on. Reference is made to disclosure on pages 38, 119 and 244.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 5 of the Registration Statement Amendment No. 2.

Summary of the Proxy Statement/Prospectus

Sources and Uses of Funds, page 26

3.

Please expand the introductory paragraph to discuss all three redemption scenarios in the table that follows. Your current disclosure only provides discussion of two of the three scenarios. In addition, revise the order of the columns presented for the three redemption scenarios shown in the table to be consistent with the order presented in the Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations on pages 231 through 234. Similarly, the order of presentation of the table on page 229 and other places should be similarly revised to be consistent throughout the filing. Refer to SAB Topic 11.E.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 3-4, 28, 38-40, 58-60, 62-63, 143, 173, 231-233 and 246 of the Registration Statement Amendment No. 2.

4.

Please consider including disclosure in a footnote to the table, the meaning of the 2022 Convertible Notes issued in February 2023. We note description of the 2022 Convertible Notes is first included in a latter section of the filing, such as on page 224. Also consider providing the description in a more prominent location, such as under Certain Defined Terms, and disclose these were issued by Complete Solaria.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 3 and 7 of the Registration Statement Amendment No. 2.

5.

We further note your unaudited pro forma balance sheet at page 231 appears to reflect the Extension Amendment Redemptions of 23,256,504 Class A Ordinary Shares for an aggregate of $235.9 million all within pro forma adjustments Note 3(A) and 3(B). Please instead revise to present the actual redemption, in a separate stand-alone column, as being an adjustment to FACT’s December 31, 2022 historical balance sheet, to then arrived at a column labeled FACT adjusted historical balance sheet. This would result in the balance of the Cash held in Trust Account being $114 million under the column for Pro Forma Combined (Assuming Minimum Redemption Scenario) rather than zero as currently shown. Please revise accordingly. Also, the adjustment to the historical December 31, 2022 balance sheet should further reflect the contribution by FACT of $1.2 million to the Trust Account in connection with the approval of Extension Agreement Proposal.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 234-235, 241 and 244 of the Registration Statement Amendment No. 2.

Questions and Answers About the Business Combination and the Special Meeting

What equity stake will current FACT shareholders and Complete Solaria’s stockholders hold in

New Complete Solaria after the Closing, page 36

6.

We have reviewed your response to prior comment 2. Refer to the description for the added subnote (5). It appears the placement of subnote (5) in the table should instead be located next to the line item, Founder Shares, rather than next to the line item Public Shares held by Public Shareholders. Accordingly, please revise.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38-39, 62-63, 143 and 233 of the Registration Statement Amendment No. 2.

7.

Refer to the description of subnotes (3) and (4) pertaining to the Private Placement Warrants and Private Placement Warrants in Connection with Promissory Notes held by the Sponsor and its affiliates, respectively. Please address the following:

•

It appears for subnote (3), that you are giving impact to the issuance of New Complete Solaria common stock upon the exercise of the (6,266,667) Private Placement Warrants. However, the table on page 36 does not reflect any issuance of common stock.

•

Similarly for subnote (4), we note the assumption of conversion of the various FACT Notes into Private Placement Warrants; however, you do not disclose if it assumed such warrants are exercised and the table on page 36 also does not reflect any issuance of common stock. Please revise or advise as to your disclosures.

•

Also, for the line item Public Warrants, please provide a subnote as to the treatment of the outstanding 8,625,000 Public Warrants and whether or not you have assumed exercise similar to the Private Placement Warrants. In this regard, the table on page 36 should reflect the ownership of New Complete Solaria’s common stock outstanding upon completion of the Business Combination. An additional table should be provided to reflect the dilutive effect of all securities, including exercise of all warrants and potential vesting of the earnout shares.

•

We note the table on page 37 gives effect to the voting ownership. Please provide an additional table should be provided to reflect the dilutive effect of all the securities and the related voting ownership percentages. We note a similar type table appears to be disclosed on page 59.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38 and 39 of the Registration Statement Amendment No. 2.

8.

Refer to the table on page 36 and the section for Complete Solaria. Please provide subnotes regarding the number of common shares to be held by Complete Solaria shareholders and those for Complete Solaria convertible noteholders. Based on the computation of the Aggregate Merger Consideration described on page 13 along with details found in Exhibit 107, Filing Fee Table, it appears the total number of New Complete Solaria common shares issued to Complete Solaria would be 45,000,000 shares and 2,629,757 shares, respectively for those two line items. Please revise or advise as to your computation of the 34,476,391 shares and 3,983,998 shares, for the two lines items, respectively.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38-39 of the Registration Statement Amendment No. 2.

For the supplemental information of the Staff, the Company respectfully submits to the Staff that Exhibit 107 reflects shares of New Complete Solaria Common Stock representing the Aggregate Merger Consideration to be issued in connection with the Business Combination, estimated solely for the purpose of calculating the registration fee. Such estimated total does not currently include Aggregate Merger Consideration issuable to (i) holders of convertible promissory notes issued after February 10, 2023 or (ii) holders of outstanding, in-the-money Complete Solaria options and warrants. The Company respectfully advises the Staff that if, prior to the effective date of the Registration Statement Amendment No. 2, the Company determines that a greater number of shares must be issued as a result of (i) an increase in the aggregate principal amount of outstanding Complete Solaria convertible notes or additional accrued interest on such outstanding convertible notes, or (ii) outstanding in-the-money Complete Solaria options and warrants, the Company would file an amendment reflecting an increased registration fee based on the increased number of shares offered.

What voting power will current FACT Shareholders, Complete Solaria’s employees and directors and other Complete Solaria stockholders hold, page 37

9.

Refer to the table and revise the order of the three redemption scenarios to be consistent with that of the table on page 36. It appears the placement of subnote (4) should be instead placed by the line item Sponsor and related parties, rather than the line item FACT Public Stockholders. Also for the description in subnote (4), please clarify this pertains to the Assuming Maximum Redemption Scenario only. Further, consider having the title of the line item Sponsor and related parties on page 37 and the line item Founder Shares on page 36 to be similarly titled.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 40, 62 and 232 of the Registration Statement Amendment No. 2.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 55

10.

Refer to the discussion bullet points of Assuming Maximum Redemptions, Assuming $70 million in Trust Account and Assuming Minimum Redemptions. Please revise the order of the discussion bullets to be consistent with the order of presentation in the table on page 56. This comment is also applicable to the discussion bullet points and tables in the unaudited pro forma financial information at page 228 to be consistent with the order of presentation in the pro forma balance sheet and statements of operations.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 58-63, 173, 231-232 and 246 of the Registration Statement Amendment No. 2.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 57

11.

We note your disclosure in response to prior comment 12. Refer to the historical book value per common share line item of both FACT and Complete Solaria. Given that each entity has a stockholders’ deficit at December 31, 2022, it is unclear as to how you arrived at their positive, rather than negative, book value per share based on your disclosure of its computation in subnote (3). Please provide us supplementally with your computation of historical book value per share based on the historical balance sheets of FACT and Complete Solaria at pages F-3 and F-31, respectively.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 61-62 of the Registration Statement Amendment No. 2.

As indicated within the Company’s disclosure on page 61 of the Registration Statement Amendment No. 2, for FACT, the Company calculated the book value per common share by dividing the total shareholder’s deficit as of December 31, 2022 ($11,490,298) by the number of outstanding shares for the year ended December 31, 2022 (34,500,000 Class A ordinary shares and 8,625,000 Class B ordinary shares). As indicated within the Company’s disclosure on page 61 of the Registration Statement Amendment No. 2, for Complete Solaria, the Company calculated the book value per common share by dividing the total stockholders’ deficit as of December 31, 2022 ($50,349,000) by the number of outstanding shares for the year ended December 31, 2022 (6,959,618 shares of common stock).

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 207

12.

We note your response to comment 15, but are unable to agree that a tax opinion is not required by Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19, as we view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax free nature of the transaction. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 207 to state that the discussion reflects the opinion of counsel. Please also make similar revisions to the Questions and Answers section beginning on page 43.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 48, 105 and 218 of the Registration Statement Amendment No. 2 and has filed the related opinion of Paul Hastings LLP, counsel to the Company, as Exhibit 8.1 to the Registration Statement Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information Basis of Pro Forma Presentation, page 228

13.

Refer to the first full paragraph on page 230. Please reconcile the percentages of total shares outstanding for the Sponsor Earnout Shares, with the percentages disclosed on page 37. For example, we note for the minimum redemption scenario, you disclose 6%, whereas page 37 discloses 4%. Please ensure consistency of all amounts and tabular disclosures throughout the filing.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 39 and 233 of the Registration Statement Amendment No. 2.

Note 1. Basis of Presentation, page 235

14.

We have reviewed your response to prior comment 20. Please expand the discussion of the Required Transaction in the third paragraph on page 235 to discuss the accounting treatment of the acquisition of the The Solaria Corporation (“Solaria”) by Complete Solar Holding Corporation (“Complete Solar”). In this regard, disclose the relevant portions from your supplemental response of Solaria being a variable interest entity (“VIE”) and that Complete Solar was determined to be the primary beneficiary of this VIE, and thus was deemed the accounting acquirer and recorded the acquisition at fair value of the net assets acquired.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 238 of the Registration Statement Amendment No. 2.

BUSINESS OF COMPLETE SOLARIA, INC., page 256

15.

We note your response to comment 26 and reissue in part. Please revise your disclosure in this section to clarify and expand Complete Solaria’s relationship to its Pro Partner Network and solar distributors. Discuss the types of contracts, if any, Complete Solaria enters into with its Pro Partner Network and distributors and what role Complete Solaria plays in discussions between the Pro Partner Network and end-customers.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 266 of the Registration Statement Amendment No. 2.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 306

16.

We note the agreement entered into on March 1, 2023 between the Sponsor and Polar Multi-Strategy Master Fund. Please revise this section to include a discussion of this agreement. Please also include this agreement as an exhibit to your registration statement.

In response to the Staff’s comment, the Company respectfully advises the Staff that the agreement (the “Polar Agreement”), entered into on March 1, 2023, between the Sponsor and Polar Multi-Strategy Master Fund (“Polar”), was not a related party transaction because the Company was neither a party nor participant to the Polar Agreement. The Polar Agreement is, in effect, a financing arrangement between the Sponsor and Polar in a firm amount of up to $2.0 million. The Company further advises the Staff that, pursuant to the Polar Agreement, references to Company shares held by the Sponsor transferable to Polar solely refers to secondary transfers by the Sponsor as a financing cost thereunder.

In this regard, the Commission’s Amended Final Rule Release 33-8732A (issued August 29, 2006) in connection with Item 404(a) of Regulation S-K noted that the purpose of the change to the test of company involvement from being a “party” to a transaction to being a “participant” in a transaction was “ . . . to more accurately connote the company’s involvement in a transaction by clarifying that being a ‘participant’ encompasses situations where the company benefits from a transaction but is not technically a contractual ‘party’ to the transaction.”

The Company respectfully advises the Staff that the Company did not benefit from the Polar Agreement in a manner consistent with the term “participant” in Item 404(a) because the February 2023 FACT Note predates, and was not conditioned upon, the Polar Agreement. As a result, the presumed identifiable “benefit” of the up to $2.1 million loan from the Sponsor to the Company under the February 2023 FACT Note had already been obtained by the Company prior to the time the Polar Agreement was executed. Accordingly, the Company respectfully advises the Staff that it believes the February 2023 FACT Note, and not the Polar Agreement, is the relevant related party transaction from which the Company benefits, which has been disclosed as such under the heading “Certain Relationships and Related Party Transactions–FACT Related Party Transactions–Related Party Loans” in Registration Statement Amendment No. 2.

17.

We note your response to comment 7 and reissue. Please provide us with any correspondence between J.P. Morgan, DBSI, FACT or Complete Solaria relating to the resignations of the aforementioned firms in the business combination, including the formal letters and the transmissions thereof.

In response to the Staff’s comment, the Company will submit such correspondence, including the formal letters and transmissions thereof, to the Staff via the Kiteworks secure file transfer system.

18.	We note your response to comment 3. Please disclose why the waivers of each of J.P. Morgan and DBSI were agreed to.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 42 of the Registration Statement Amendment No. 2.

19.

We note your response to comment 11 but are unable to locate the responsive disclosure. Noting the disclosure that FACT expects the balance of the aggregate deferred fee to be waived, please revise to clarify whether Morgan Stanley or any of the other underwriters listed in the underwriting agreement have waived their entitlement to the deferred compensation.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 41 of the Registration Statement Amendment No. 2.

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If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840 (brandonbortner@paulhastings.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Brandon Bortner
Brandon J. Bortner

cc:	Adam Gishen, Chief Executive Officer

Freedom Acquisition I Corp.

William J. Anderson

Complete Solaria, Inc.

John McKenna, Esq.

Cooley LLP

Robert Schmidt, CPA, Partner

Marcum LLP

Dan Hudgens

Deloitte & Touche LLP